ALE Group Holding Limited

Unit 1005, 10/F, Tower A, New Mandarin Plaza,

14 Science Museum Road, Tsim Sha Tsui, Hong Kong

May 6, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn: Scott Anderegg

Re:	ALE Group Holding Ltd. Post-Effective Amendment No. 7 to Registration Statement on Form F-1 Filed January 28, 2022 File No. 333-239225

Dear Mr. Anderegg:

ALE Group Holding Limited (the “Company”, “ALE,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 27, 2022 regarding our post-effective amendment No.7 to registration statement on F-1 (the “Registration Statement”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. The post-effective amendment No.8 to the Registration Statement accompanying this Response Letter is referred to as the Amended Registration Statement.

Post-Effective Amendment No. 7 to Registration Statement on Form F-1 filed January 28, 2022

Prospectus Cover Page, page i

1.	We note your disclosure that you do not believe that PRC laws have a “material impact” on your company, significant changes to “current political arrangements” between the PRC and Hong Kong could result in Hong Kong companies facing similar risks as PRC companies, and the PRC has recently expanded its authority in Hong Kong. Here and elsewhere as appropriate, please revise to state that, if changes to the arrangements between the PRC and Hong Kong and the PRC’s expanded authority in Hong Kong result in PRC regulatory authorities disallowing your current structure, it would likely result in a material change in your operations and/or a material change in the value of your securities.

Response: In response to the Staff’s comment, we have revised the disclosure on the cover page, pages 2 and 6 accordingly.

2.	Please provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed. Please state whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Please state the source of any such cash management policies (e.g., regulations). Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash/assets in the business are in Hong Kong or Hong Kong entity, the funds/assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash/assets. On the cover page, please provide cross-references to these other discussions.

Response: In response to the Staff’s comment, we have revised the disclosure on the cover page, and pages 2, 4 and 25 accordingly.

Other Pertinent Information, page ii

3.	We note here you have defined “we,” “us,” the “Company” and “ALE” to include ALE Group Holding Limited and its subsidiaries, including BVI Sub and ALECS. Please revise this definition to avoid using the same terms to refer to the holding company in which investors are purchasing an interest and the subsidiaries that are conducting operations. Please use different terms for these entities.

Response: In response to the Staff’s comment, we have revised page ii accordingly.

4.	Please revise the definitions of China and PRC to include Hong Kong and Macau.

Response: In response to the Staff’s comment, we have revised the definitions of China and PRC to include Hong Kong and Macau and added definitions of “mainland China” and “mainland Chinese” to exclude Hong Kong and Macau for the purpose of the prospectus only.

Risks Relating to Doing Business in Hong Kong and Having Clients from China, page 2

5.	Please revise to discuss the risks regarding the enforcement of laws in the PRC.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 2 and 28 accordingly.

Prospectus Summary

Corporate History and Holding Company Structure, page 3

6.	Please revise the organizational chart on page 4 to reflect, if true, that each subsidiary is wholly-owned by the entity above it in the chart. In addition, please describe any relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements.

Response: In response to the Staff’s comment, we confirm that each subsidiary is wholly-owned by the entity above it in the chart and have revised the organizational chart on page 4 accordingly. We respectfully advise the Staff that we currently do not have any variable interest entity (the “VIE”) with which we or any of our subsidiaries enter into certain contractual arrangements with. In addition, we do not intend to establish any VIEs in PRC in the future, therefore, we believe the explanation and disclosure are remotely relevant to be included in the prospectus as to how a corporate structure involving VIE may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company with such structure may incur substantial costs to enforce the terms of the arrangements.

Recent Regulatory Development in PRC, page 6

7.	We note your statement that you are not required to obtain approvals to offer your securities; here and elsewhere as appropriate, please revise to also state that you are not required to obtain approvals to operate your business. Please revise your disclosure to describe the consequences to you and your investors if you or your subsidiaries inadvertently conclude that PRC permissions or approvals are not required.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 6 and 26 accordingly to disclose that, as advised by our PRC counsel, Han Kun Law Offices, ALECS is not required to obtain approvals from the PRC government to operate its business, and that if we or ALECS inadvertently concludes that PRC permissions or approvals are not required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

8.	Please state affirmatively whether or not you are subject to the CAC. Also, please provide greater detail regarding the requirements of the CSRC, state affirmatively whether you are subject to the CSRC, and provide the basis for that determination.

Response: In response to the Staff’s comment, we have revised the disclosure on cover page, pages 6 and 26 accordingly to state affirmatively that as advised by our PRC counsel, Han Kun Law Offices, ALECS is currently not required to obtain any permission or approval from the China Securities Regulatory Commission (“CSRC”), Cyberspace Administration of China (“CAC”) or any other PRC governmental authority to operate its business or to list our securities on a U.S. securities exchange or issue securities to foreign investors.

General

9.	We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any PRC permissions or approvals to operate your business and to offer securities to investors. If true, please disclose this in the prospectus and explain why such an opinion was not obtained.

Response: In response to the Staff’s comment, we have relied upon the opinion of our PRC counsel in this regard and the copy of such opinion was filed as exhibit 8.3 to the registration statement.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Tak Ching (Anthony) Poon
Tak Ching (Anthony) Poon
Chief Executive Officer

cc:	Joan Wu
Hunter Taubman Fischer & Li LLC

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